Mail Stop 3561

June 2, 2008

Edward E. Cohen
Chief Executive Officer
Atlas America, Inc.
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108

>   **Re: Atlas America, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Form 10-Q for Quarter Ended March 31, 2008**
>   **Filed May 9, 2008**
>   **File No. 1-32169**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests added disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in future interim and annual filings, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2007

Part II, page 60

Item 6. Selected Financial Data, page 61

2. We note you reconcile EBITDA with income from continuing operations before the cumulative effect of accounting change. Please tell us your consideration of the requirement to reconcile to net income as presented in the statement of operations under GAAP. See Question 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, as prepared by the staff of the Division of Corporation Finance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview of Years Ended December 31, 2007 and 2006, Three Months Ended December 31, 2005 and Year Ended September 30, 2005, page 62

3. In future filings, disclose in a separately captioned section any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in future filings.

4. In future filings, please discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes to your earnings. Further, please provide in reasonable detail:

    - economic or industry-wise factors relevant to your company, and
    - material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

    See SEC Release No. 333-8350.

Contractual Obligations and Commercial Commitments, page 80

5. Please advise or revise future tables to include your estimates of interest payments on debt. If you choose not to include these payments, a footnote to the table should clearly identify the excluded amounts and provide any additional information that is material to

an understanding of your cash requirements. Please also tell us if the obligation to invest $20 million in Lightfoot is a contractual obligation and, if so, if you are required include the commitment in your table. We refer you to note 17.

Critical Accounting Policies, page 80

6. Please revise the critical accounting policies to eliminate repetition with the significant accounting policies and concentrate on the estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for uncertain matters and the amount of variability these uncertainties have on your financial condition and operating performance.   See Item I.E. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, as prepared by the staff of the Division of Corporation Finance and issued December 29, 2003. Please show us what your revised disclosure looks like.

Item 8. Financial Statements and Supplementary Data, page 90

Note 3 – Acquisitions, page 108

7. Please tell us and disclose whether the pro forma information includes the NOARK and ETC Oklahoma Pipeline, Ltd acquisitions as of January 1, 2006. We note you disclose APL is included as of January 1, 2006 and NOARK and ETC operations are included in APL consolidated financial statements as of their respective acquisition dates. See paragraph 54.a. of SFAS No. 141.

Note 13 – Operating Segment Information and Major Customers, page 138

8. The total of your revenues for your segments does not agree with your consolidated revenues reported in your statement of operations. Please provide a reconciliation. See paragraph 32.a. of SFAS 131.

9. We note your disclosure with respect to footnote (c). Your disclosure does not indicate why this net presentation complies with paragraph 19 of SFAS 131. If these businesses are operating segments that do not meet the quantitative thresholds of paragraph 18 of SFAS 131, then you may combine this information to produce a reportable segment if the operating segments share a majority of aggregation criteria. We also direct your attention to paragraph 21 of SFAS 131. In either case, you should report revenues associated with these business activities in your footnote.

10. Please tell us why you have not reported depreciation, depletion and amortization and minority interests by operating segment. It appears you can identify a significant portion of assets associated with the reportable segments in this note. See paragraph 27 of SFAS No. 131. If you do not provide these measures to the CODM, please confirm this fact.

Note 20 – Quarterly Results (unaudited), page 147

11. Please disclose the impact that significant business disposals or additions and other infrequently items occurring each quarter have on your quarterly operating results. For example, we would expect the acquisitions of DTE Antrim Assets and Chaney Dell and Midkiff/Benedum systems to materially impact your operations. See Item 302(A)(3) of Regulation S-K.

Part III, page 150

Item 10. Directors and Executive Officers of the Registrant, page 150

Code of Ethics, page 152

12. You indicate that your code of business conduct and ethics is available on your website. We were unable to access the code of business conduct and ethics as well as other corporate governance documents on your website. Please ensure that the links to these documents are accessible.

Item 11. Executive Compensation, page 153

Compensation Discussion and Analysis, page 153

13. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

14. Your disclosure regarding the compensation consultant's analysis indicates that your 2006 compensation amounts fell between the median and the 75th percentile of the peer group used. Please identify all the companies with which you are engaged in benchmarking compensation of your named executive officers for 2007 compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentives, page 154

15. You have not provided quantitative disclosure of the pre-determined performance goals that the compensation committee established for 2008 for the annual incentive plan. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the factors could cause competitive harm, please discuss further how difficult it will be for the named executive

officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentives, page 156

16. Please discuss in further detail how you determine the amount for each element of pay. See Item 402(b)(1)(v) of Regulation S-K. Specifically, please explain how you determined the long-term incentive awards.

2007 Grants of Plan-Based Awards Table, page 158

17. You state that you paid non-equity incentive plan compensation based upon the achievement of net income goals and you have disclosed these amounts in the summary compensation table. Please include the non-equity incentive grants in the grants of plan-based awards table. See Item 402(d) of Regulation S-K.

Employment Agreements, page 158

18. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decisions regarding other compensation elements.

Item 13. Certain Relationships and Related Transactions, page 170

19. Please describe your policies and procedures for the review, approval, or ratification of the transactions you describe in this section. See Item 404(b) of Regulation S-K.

20. Please disclose whether you have a related person policy or if it is included in your corporate code of conduct. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

21. Please file the agreements that you discuss in this section as exhibits or tell us why you believe this is not necessary.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director